UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HURRAY! HOLDING CO., LTD.
(Name of Subject Company (Issuer))
BEST PROSPECT OVERSEAS LIMITED
(Name of Filing Person (Offeror))
American Depositary Shares, each representing 100 ordinary shares, par value US$0.00005 per share
(Title of Class of Securities)
447773102
(CUSIP Number of Class of Securities)
Jacky C.F. Tung
Best Prospect Overseas Limited
Jia 3, Baijiazhuang Road
Chaoyang District
Beijing, China 100086
+8610 6500 5111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
with a copy to:
David S. Wang, Esq.
Paul, Hastings, Janofsky & Walker LLP
35th Floor, Park Place
1601 Nanjing West Road
Shanghai, China 200040
+8621 6103 2900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
N/A	N/A

*	Estimated for purposes of calculating the filing fee only.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This filing relates to letters sent by Best Prospect Overseas Limited, a British Virgin Islands company, to Hurray! Holding Co., Ltd., a Cayman Islands company, in which it has made an offer to acquire up to 51% of the outstanding share capital of Hurray! Holding Co., Ltd. as set forth in the press releases attached hereto as Exhibit (a)(5)(A) and Exhibit (a)(5)(B).
Item 12. Exhibits

Exhibit Number	Description
(a)(5)(A)	Press Release dated May 6, 2009

(a)(5)(B)	Press Release dated May 4, 2009 (filed with the SEC as Exhibit (a)(5)(A) to Schedule TO-C on May 4, 2009, and incorporated herein by reference).

EXHIBIT INDEX

Exhibit Number	Description
(a)(5)(A)	Press Release dated May 6, 2009

(a)(5)(B)	Press Release dated May 4, 2009 (previously filed with the SEC as Exhibit (a)(5)(A) to Schedule TO-C on May 4, 2009, and incorporated herein by reference).